

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 11, 2016

Via E-mail
Kevin P. Bradley
Senior Vice President and Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

> **Re: Terex Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-10702**

Dear Mr. Bradley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery